UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 22, 2015

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:  /s/ Pierre Dulin

Name: Pierre Dulin

Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$50 million 3-Year Senior Unsecured Term Loan Facility for BICSA - Banco Internacional de Costa Rica, S.A. (Panama)

Panama City, Republic of Panama, December 22, 2015 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the closing of a US$50 million, 3-Year Senior Unsecured Term Loan Facility for Banco Internacional de Costa Rica S.A. (“BICSA”).

BICSA is a bank established in Panama and owned by Banco de Costa Rica and Banco Nacional de Costa Rica, the two largest state-owned banks in Costa Rica. BICSA has a strong footprint in Central America, with representative offices in Costa Rica, El Salvador, Guatemala, and Nicaragua, in addition to an agency in Miami. BICSA is one of the leading banks in foreign trade transactions in Central America.

Bladex was the Sole Lead Arranger and Bookrunner, and Administrative Agent for the Facility. The deal constitutes the second syndicated facility arranged by Bladex in the last three years for BICSA.

The transaction attracted several financial institutions from the United States of America, Curaçao, Panama, Trinidad and Tobago, and Chile, of which the majority represent new business relationships for BICSA. Proceeds of the loan will be used to support the growth of the bank’s business activities.

Bladex continues to be very active in the Latin American structured loan market. The deal marks the seventh syndicated/club loan successfully arranged and closed by the Bank during the year 2015.

Bladex is a multinational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the region. Bladex is listed on the New York Stock Exchange in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,

Panama, Republic of Panama